November 25, 2024

David Mack, Ph.D.
Chief Executive Officer
PMV Pharmaceuticals, Inc.
400 Alexander Park Drive, Suite 301
Princeton, NJ 08540

       Re: PMV Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed November 20, 2024
           File No. 333-283349
Dear David Mack Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Megan Baier, Esq.